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                           June 4, 2021

       Manny Hilario
       Chief Executive Officer
       ONE Group Hospitality, Inc.
       1624 Market Street, Suite 311
       Denver, Colorado 80202

                                                        Re: ONE Group
Hospitality, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 27, 2021
                                                            File No. 333-256527

       Dear Mr. Hilario:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              James Kearney